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                             November 6, 2020

       Dmitry Kozko
       Chief Executive Officer
       Motorsport Gaming US LLC
       5972 NE 4th Avenue
       Miami, FL 33137

                                                        Re: Motorsport Gaming
US LLC
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted October
23, 2020
                                                            CIK No. 0001821175

       Dear Mr. Kozko:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 5, 2020 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Business
       Strategic Licenses and Partnerships, page 76

   1. Please revise to briefly summarize the material terms of your license agreement with Epic
                                                        Games. Additionally,
revise the descriptions of all of your material license agreements to disclose the aggregate
amounts you have paid pursuant to these agreements for each
                                                        period presented in
your financial statements.
 Dmitry Kozko
FirstName
MotorsportLastNameDmitry
           Gaming US LLC Kozko
Comapany 6,
November  NameMotorsport
             2020        Gaming US LLC
November
Page 2    6, 2020 Page 2
FirstName LastName
Consolidated Financial Statements
Consolidated Statements of Operations, page F-4

2. Please clarify how you calculated the net (loss) income attributable to the non-controlling interest. In this regard, we note your disclosure on page F-8 that you have a 53.5%
         interest in 704Games Company. Clarify if profits and losses are allocated to the non-
         controlling interest based on its ownership percentage. If not, please clarify how allocated, or any other adjustments made to the profit and loss allocation.
Note 3 - Business Combinations, page F-16

3. Your disclosure indicates that the fair value of the delayed consideration as of the acquisition date was $4,999,150. Please clarify the separate fair values of the 2019
         Payment and the In-Kind Consideration that you determined as of the acquisition date.
         Clarify your disclosure to describe the difference between the fair value of the 2019
         Payment determined as of the acquisition date and the $1,660,000 paid during the year ended December 31, 2019, and how this difference was accounted for in your consolidated financial statements.
4. Your response to prior comment 16 states that the changes in fair value of the Delayed
         Consideration subsequent to the acquisition date have been eliminated in consolidation.
         Tell us how the elimination of the change in fair value was allocated between the parent and non-controlling interest. We refer you to ASC 810-10-45-18.
5.       Your response to prior comment 16 indicates that the Delayed
Consideration was
         eliminated in consolidation on your consolidated balance sheet as of December 31, 2018.
         Please clarify your disclosure to describe your accounting for the Delayed Consideration on your consolidated balance sheet. Further, clarify the nature of the $3,789,770 other non-current assets you recorded as of the acquisition date and how these assets are reflected on your consolidated balance sheet as of December 31, 2018. Please revise your disclosure to describe the assets and liabilities recorded in your consolidated financial statements as of the acquisition date.
6. Your disclosure indicates that the In-Kind consideration is accounted for as part of the business combination and included in the purchase consideration liability; however, your disclosure on page F-22 indicates that services associated with the In-Kind Consideration are reflected as related party operating expenses on the consolidated statements of operations. Please clarify your disclosure to describe your accounting for these payments in your consolidated financial statements.
 Dmitry Kozko
FirstName
MotorsportLastNameDmitry
           Gaming US LLC Kozko
Comapany 6,
November  NameMotorsport
             2020        Gaming US LLC
November
Page 3    6, 2020 Page 3
FirstName LastName
       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Serge V. Pavluk, Esq.